UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT
PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the six-months ended June 30, 2021

Miso Robotics, Inc.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-11112

Delaware	81-2995859

(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

561 East Green St. Pasadena, CA	91101

(Address of principal executive offices)	(Zip Code)

626-244-8053

Registrant’s telephone number, including area code

Series C Preferred Stock
Series D Preferred Stock

(Title of each class of securities issued pursuant to Regulation A)

In this Semi-Annual Report, the terms “Miso Robotics”, “Miso”, “we”, “us”, “our”, or “the Company” refers to Miso Robotics, Inc.

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes. Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties.

The financial statements included in this filing are unaudited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make the interim financial statements not misleading have been included.

Overview

Miso Robotics launched in 2016 to create the world’s first autonomous robotic kitchen assistant for commercial kitchens. Automation is important for the restaurant and prepared food industries, which are struggling to make a meaningful profit due to the increase in labor cost.

The company is named after the foundation of miso soup, fermented soybeans. Fermentation is one of the first disruptive food technologies, leveraging the work of tiny microbes to provide massive improvements in nourishment at scale - reducing food waste, improving flavors, and unlocking more nutrition with less effort.

Miso now employs a respected team of roboticists, engineers and industrial designers from Caltech, Cornell, MIT, Carnegie Mellon, UCLA, Olin, Harvey Mudd, Art Center, NASA, Tesla, and SpaceX.

Miso Robotics launched the first autonomous kitchen assistant, “Flippy”, in CaliBurger Pasadena in March 2018. Flippy’s first action in a commercial kitchen was to flip hamburgers. Burger patties are placed down by a human chef on the grill. Flippy uses AI to see the patties and flip them over at the proper time.

In the summer of 2018, Flippy was trained with a new skill: frying. Levy, a premium sports and entertainment hospitality company, piloted Flippy as a frying assistant from July 30, 2018, through the World Series of 2018 at the Chick ‘n Tots stand in Dodger Stadium, the home of the Los Angeles Dodgers. Levy upgraded to Flippy in a mobile cart format at the start of the 2019 season. Flippy has helped stadium team members consistently cook and serve more than 50,000 pounds of fresh chicken tenders and tater tots to Dodger fans, producing up to 80 baskets of food per hour.

In the fall of 2018, Flippy was upgraded to a mobile cart that allowed commercial restaurants to roll Flippy into storage to clean equipment and floors according to their SOP.

In May of 2019, Flippy was upgraded once again with a smaller footprint and deployed to the home of Diamondbacks at Chase Field in Phoenix, Arizona.

In 2019, Miso signed a commercial contract with CaliBurger worth $11,000,000. The contract is for the rollout of 100 Flippys across 50 CaliBurger locations in a new kitchen layout dubbed "CaliBurger 2.0” and is described in more detail below. In October 2019 as a part of this contract, Miso Robotics deployed two Flippys one at the grill and one at the fryer at CaliBurger's location in Ft. Myers, Florida. Due to the COVID-19 pandemic, Caliburger has significantly lowered its expansion plans, but is still planning to order Flippy for each of its locations.

In February of 2020 Miso Robotics unveiled “Flippy 2.0”, Robot on a Rail (ROAR). ROAR integrates the bot into a mounted rail system, allowing it to work on several tasks at once. This new system will require zero real estate footprint and is forecasted to reduce automation costs by an additional 50%.

In April of 2020 Miso announced a new AI-powered kitchen assistant tool, CookRight. CookRight uses computer vision to track order accuracy and aid kitchen staff in ensuring that all food is cooked perfectly. Alongside CookRight, kitchen staff have access to an intuitive, gamified dashboard that enables them to supervise multiple workflows simultaneously. In June 2021 Miso announced the commercial availability of CookRight.

In July of 2020 Miso entered into an agreement with White Castle to develop, pilot, and undertake a beta rollout of Miso Robotics' Flippy robot for the restaurant’s North American restaurants. White Castle piloted Miso’s Robot on a Rail (ROAR) system at a Chicago-area restaurant across Q3 and Q4 of 2020 and was the restaurant to utilize the ROAR system in a commercial environment. In October 2020 Miso and White Castle announced plans to expand their partnership, targeting up to ten new locations as part of a beta rollout of Flippy to the company’s North American restaurants.

In September 2020 Miso introduced a new software, ChefUI. ChefUI is run as a web-based application and displayed on a touchscreen monitor mounted on the ROAR system. It acts as the conduit between human and robot to work together and cook using the ROAR system.

Miso also made notable additions to the team across the past 12 months. First, in October 2020 the Company welcomed Mike Bell as its new Chief Executive Officer. Prior to joining as CEO, Mike was the COO at Ordermark, a restaurant technology company, where he led the enterprise sales function and its top-down go-to-market strategy. He also served as the Chairman of the Board of Directors at Miso. Second, in November 2020 Miso named its first Chief Strategy Officer, Jake Brewer. Prior to joining Miso, Jake was VP of Restaurant Excellence at CKE Restaurants, the parent company for Carl’s Jr. restaurants, where he led customer experience, engineering, field training, and more.

In February 2021 Miso was granted its second patent related to the developed an automated kitchen assistant system that inspects a food preparation area in the kitchen environment using a novel sensor combination.

In June 2021 Miso announced its partnership with Lancer Worldwide – a global beverage dispenser manufacturer trusted by the world’s top food and beverage brands – to build an intelligence-backed, automated beverage dispenser that will bring enhanced functionality for commercial kitchens

Miso is continuing to develop its latest Flippy prototype as well as engage in business development efforts.

Operating Results

The company continues to produce minimal revenue as it ramps up product and business development activities. Our net revenue for this period was $0 (unaudited), compared to $75,500 in net revenue for the period ended June 30, 2020. However, the Company is in the process of changing its pricing model with key customers, from a higher upfront cost and lower monthly service fee, to a pricing model that is heavily weighted on a monthly service fee, with a lower upfront fee for delivery and installation. The Company plans to roll this out in the 4th quarter of 2021 and the first quarter of 2022, when it believes it will start to generate more consistent revenue from operations.

Since the period covered by our audited financial statements the Company has increased its operating expenses due primarily to increased expenses related to hiring, mostly across research & development and engineering. In the six-month period ended June 30, 2021 (unaudited), the Company had $5,915,767 in operating expenses, with $3,227,898 from Research and Development related expenses, $331,850 from Sales and Marketing expenses, and $2,356,019 from General and Administrative expenses. This is compared to the six-month period ended June 30, 2020, which had overall higher expenses as compared to this year, with a total of $3,166,706, spread across $1,199,480 from Research and Development, $743,981 from Sales and Marketing, and $1,223,245 from General and Administrative.

Overall, for the six-month period ended June 30, 2021, the Company recognized a net loss of $6,265,226, as compared to a net loss of $3,421,240 for the six-month period ended June 30, 2020. As discussed above, this was primarily related to increased hiring costs across research and development and general and administration.

Liquidity and Capital Resources

As of June 30th, 2021, the company’s Cash and Cash Equivalents balance was $6,885,371, compared with $1,767,841 as of December 31, 2020.  The increase in cash and cash equivalents over this period from to proceeds from the Company’s Series C financing round, details of which are discussed below. Additionally, the Company had $1,445,175 of current liabilities as of June 30, 2021, as compared to $4,114,134 as of December 31, 2020. The biggest change in current liabilities was related to the Company’s outstanding venture debt, which is discussed below. The Company also saw an increase in accounts payable during the six-months ended June 30, 2021, from $86,330 to $802,551, mostly related to increased operating expenses from vendors with net payment terms. Additionally, the Company had $31,184 in related party accounts payable as of June 30, 2021, which is lower than the $128,716 in related party accounts payable it had as of December 31, 2020. Finally, the Company’s inventory rose to $666,366 from $418,032 during the six-months ended June 30, 2021 as is continues to build units for eventual pilot deployment with a number of customers.

The Company filed a Form 1-A POS with the Securities and Exchange Commission for a Regulation A+ financing round in May 2021. The Company is seeking to raise a maximum of $30,000,000 by offering its Series D Preferred Stock at a price of $56.62 per share. The Company engaged Dalmore Group, LLC to serve as the broker/dealer of record for this offering. This offering was qualified by the SEC on May 28, 2021. As of June 30, 2021 the Company had closed on $89,063 in capital by issuing 1573 shares of Series D Preferred Stock. As of the date of this Semi-Annual report, the Company had closed on approximately $5,000,000 in capital into its Series D preferred financing round.

The Company filed a Form 1-A with the Securities and Exchange Commission for a Regulation A+ financing round in November 2019. The Company was seeking to raise a minimum of $1,500,000 and a maximum of $30,000,000 by offering its Series C Preferred Stock at a price of $17.16 per share. The Company engaged SI Securities, LLC to serve as its sole and exclusive placement agent to assist in the placements of its securities. This Offering was qualified by the SEC on March 26, 2020. The Company engaged SI Securities, LLC to serve as its sole and exclusive placement agent to assist in the placements of its securities. This Offering was qualified by the SEC on March 26,2020. In January 2021, The Company has engaged Dalmore Group, LLC to serve as the broker/dealer of record. As of June 30, 2021, the Company had closed on $22,849,007 in capital by issuing 1,518,231 shares of Series C Preferred Stock. Sales of Series C Preferred Stock concluded on May 13, 2021.

In the last quarter of 2019, the Company closed on $2,744,667 of debt from a variety of its existing investors and related parties. This debt is in the form of promissory notes that bear 10% interest per annum, have a two-year term, and include the issuance of 273,919 common warrants. As of December 31, 2020, this total had increased to $3,634,648 of debt from a variety of existing investors and related parties, with a total of 362,739 common warrants. With proceeds from the Regulation A+ offering, the Company paid back $1,394,256.95, comprised of principal of $1,212,500 and interest of $181,756.95, to two parties in March and May 2021. In April 2021, the Company converted principal of $2,422,148.28 and accrued interest of $272,709 of venture debt to Series C Preferred Stock at a per share price of $13.728, a 20% discount to the offering per share price of $17.16, into 196,300 shares of Series C Preferred Stock. As of the date of this report, all debt has either been converted or been repaid.

Based on its current cash position, the Company expects to be able to operate over the next 12-18 months without additional capital, however it will require additional funds in order to execute its go-to-market strategy and continue on a path to achieving significant revenue by 2022. It plans to continue to raise money in its Regulation A+ financing round to achieve this.

Trend Information

The Company’s primary focus is to execute its go-to-market strategy with the goal of entering into one or more commercial agreements by the end of 2021. The Company is currently targeting quick service restaurants (QSRs), larger restaurant chains, systems integrators, and food and restaurant supply producers as potential customers. Miso has also entered into partnership agreements with complementary organizations in an effort to improve food safety an accessibility in robotics.

In May of 2020 Miso Robotics signed a partnership agreement with PathSpot Technologies to work on integrating PathSpot’s sanitizing scanning technology with Miso's kitchen automation assistants. The goal of the partnership is to help enforce proper hand washing etiquette and ensure effective hand sanitation amongst the human employees that work alongside Flippy.

In June of 2020, the Company entered into an agreement with White Castle to develop, pilot, and undertake a beta rollout of Miso Robotics' Flippy robot for White Castle's North American restaurants.

In October of 2020, Miso Robotics announced global commercial availability of the Flippy Overhead Robot-on-a-Rail (OHROAR).

In October of 2020, Miso Robotics and White Castle announced plans to expand implementations of Miso’s autonomous kitchen assistant, Flippy. Miso and White Castle will target up to 10 new locations as part of a beta rollout of Flippy to White Castle’s North American restaurants.

In June 2021 Miso announced the commercial availability of its CookRight software as a standalone offering.

In June 2021 Miso announced its partnership with Lancer Worldwide – a global beverage dispenser manufacturer trusted by the world’s top food and beverage brands – to build an intelligence-backed, automated beverage dispenser that will bring enhanced functionality for commercial kitchens.

The restaurant and food services industry is ripe for disruption, especially as labor costs increase and the overall pool of labor in the industry becomes scarce. The Company believes it is in a unique position to take advantage of changes in the industry by helping future customers increase labor utilization, decrease labor costs, and improve overall throughput and profitability.

Principal Products and Services

Flippy

Miso Robotics uses a cloud-connected Miso AI platform that enables the Company’s autonomous robotic kitchen assistants to perform frying and grilling cooking tasks. The product is designed as a platform, with extensible skill sets that will enable the same robot to interact with new kitchen equipment over time (as those new skills are developed). In addition, Miso Robotics’ kitchen assistant product line has received full certification by NSF International for meeting sanitation standards for commercial kitchen equipment and secured an ETL Listed Mark by Intertek for meeting UL electrical safety standards.

Miso’s team of engineers has built proprietary algorithms in scheduling (action planning/optimization), trajectory planning (robotic movement), and computer vision. Each of these is crucial for the functionality of Flippy while also providing a barrier to entry against the competition. The accuracy of Flippy’s vision algorithms achieved 99.985% at Dodgers Stadium over the 3 months July-September 2019. More specifically, there was 1 vision error out of 6,625 baskets cooked. To date, Flippy has cooked more than 10,000 burgers and more than 175,000 pounds of fried food.

To remain easy to use by chefs within an operating kitchen, Flippy uses modern usability research and design to create a touchless cooking workflow, allowing cooks to never press a single button on the robot during regular cooking. Finally, Flippy is cloud-connected. Over-the-air upgrades allow for continuous improvement of the software/brains within Flippy.

The Kitchen Assistant improves and learns over time based on the data available. Ultimately, this frees up kitchen staff to spend more time with customers. The Company believes the future of food is on-demand, accessible, personalized, and scalable. Miso is building the technology platform leveraging automation, machine learning, and robotics advancements to deliver this future.

CookRight

An advanced AI platform that incorporates machine learning, sensors and computer vision, CookRight has served as the foundation of Miso Robotics’ flagship product, Flippy. The software allows cooks to track a food item on a grill and monitor cooking time automatically to deliver precision-level cooking. CookRight not only improves the cooking process but also assists in ensuring accurate order completion by simplifying tasks and providing operational assistance through an easy-to-navigate user interface that helps employees focus on customer service needs such as speed, accuracy and quality.

MISO ROBOTICS, INC.

FINANCIAL STATEMENTS

JUNE 30, 2021

MISO ROBOTICS, INC.

BALANCE SHEETS

	June 30,	December 31,
	2021	2020
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$6,885,371	$1,767,841
Accounts receivable, net	-	95,285
Inventory	666,366	418,032
Prepaid expenses and other current assets	95,063	86,054
Total current assets	7,646,800	2,367,212
Property and equipment, net	202,441	205,160
Deposits	150,000	150,000
Total assets	$7,999,241	$2,722,372

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$802,551	$86,330
Accounts payable, related party	31,184	128,716
Accrued expenses and other current liabilities	149,976	625,014
Deferred rent	11,464	12,720
Loan payable, current portion	450,000	297,649
Venture debt, net of discount	-	2,963,705
Total current liabilities	1,445,175	4,114,134
Loan payable, net of current portion	-	152,351
Total liabilities	1,445,175	4,266,485

Commitments and contingencies (Note 10)

Stockholders' equity (deficit):
Series D convertible preferred stock, $0.0001 par value, 706,464 shares authorized, 1,573 and 0 shares issued and outstanding as of June 30, 2021 and December 31, 2020; liquidation preference of $89,063 and $0 as of June 30, 2021 and December 31, 2020, respectively	-	-
Series C convertible preferred stock, $0.0001 par value, 1,748,252 shares authorized, 1,518,231 and 979,868 shares issued and outstanding as of June 30, 2021 and December 31, 2020; liquidation preference of $26,052,844 and$16,814,535 as of June 30, 2021 and December 31, 2020, respectively	152	98
Series B convertible preferred stock, $0.0001 par value, 997,616 shares authorized, issued and outstanding as of June 30,2021 and December 31, 2020; liquidation preference of $10,050,083 as of both June 30, 2021 and December 31, 2020	100	100
Series A convertible preferred stock, $0.0001 par value, 769,784 shares authorized, issued and outstanding as of June 30, 2021 and December 31, 2020; liquidation preference of $3,164,433 as of both June 30, 2021 and December 31, 2020	77	77
Common stock, $0.0001 par value, 7,000,000 shares authorized as of June 30, 2021 and December 31, 2020, respectively; 1,732,085 shares issued and outstanding as of both June 30, 2021 and December 31, 2020,	173	173
Additional paid-in capital	39,160,022	32,265,835
Subscription receivable	-	(7,469,164)
Accumulated deficit	(32,606,458)	(26,341,232)
Total stockholders' equity (deficit)	6,554,066	(1,544,113)
Total liabilities and stockholders' equity (deficit)	$7,999,241	$2,722,372

See accompany notes, which are an integral part of these financial statements.

MISO ROBOTICS, INC.

STATEMENTS OF OPERATIONS

	Six Months Ended
	June 30,
	2021	2020

	(unaudited)
Net revenue	$-	$75,500
Cost of net revenue	-	55,104
Gross profit (loss)	-	20,396

Operating expenses:
Research and development	3,227,898	1,199,480
Sales and marketing	331,850	743,981
General and administrative	2,356,019	1,223,245
Total operating expenses	5,915,767	3,166,706

Loss from operations	(5,915,767)	(3,146,310)

Other income (expense):
Interest expense	(349,459)	(310,128)
Interest income	-	198
Other income	-	35,000
Total other income (expense), net	(349,459)	(274,930)

Provision for income taxes	-	-
Net loss	$(6,265,226)	$(3,421,240)

Weighted average common shares outstanding - basic and diluted	1,689,057	1,732,085
Net loss per common share - basic and diluted	$(3.71)	$(1.98)

See accompany notes, which are an integral part of these financial statements.

MISO ROBOTICS, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICT)

	Series D Convertible		Series C Convertible		Series B Convertible		Series A Convertible				Additional			Total
	Preferred Stock		Preferred Stock		Preferred Stock		Preferred Stock		Common Stock		Paid-in	Subscription	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Receivable	Deficit	Equity (Deficit)
Balances at December 31, 2019	-	$-	-	$-	997,616	$100	769,784	$77	1,732,085	$173	$16,206,138	$-	$(15,656,440)	$550,048
Issuance of Series C preferred stock, net	-	-	103,811	10	-	-	-	-	-	-	1,316,285	-	-	1,316,295
Issuance of debt discount	-	-	-	-	-	-	-	-	-	-	144,842	-	-	144,842
Stock-based compensation expense	-	-	-	-	-	-	-	-	-	-	32,305	-	-	32,305
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	(3,421,240)	(3,421,240)
Balances at June 30, 2020 (unaudited)	-	$-	103,811	$10	997,616	$100	769,784	$77	1,732,085	$173	$17,699,569	$-	$(19,077,680)	$(1,377,750)

Balances at December 31, 2020	-	$-	979,868	$98	997,616	$100	769,784	$77	1,732,085	$173	$32,265,835	$(7,469,164)	$(26,341,232)	$(1,544,113)
Issuance of Series C preferred stock	-	-	342,063	34	-	-	-	-	-	-	5,869,801	7,469,164	-	13,338,999
Conversion of venture debt into preferred stock	-	-	196,300	20	-	-	-	-	-	-	2,247,687	-	-	2,247,706
Issuance of Series D preferred stock	1,573	-	-	-	-	-	-	-	-	-	89,063	-	-	89,063
Stock-based compensation expense	-	-	-	-	-	-	-	-	-	-	278,907	-	-	278,907
Offering costs	-	-	-	-	-	-	-	-	-	-	(1,591,271)	-	-	(1,591,271)
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	(6,265,226)	(6,265,226)
Balances at June 30, 2021 (unaudited)	1,573	$-	1,518,231	$152	997,616	$100	769,784	$77	1,732,085	$173	$39,160,022	$-	$(32,606,458)	$6,554,066

See accompanying notes, which are an integral part of these financial statements.

MISO ROBOTICS, INC.

STATEMENTS OF CASH FLOWS

	Six Months Ended
	June 30,

	2021	2020

	(unaudited)
Cash flows from operating activities:
Net loss	$(6,265,226)	$(3,421,240)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation expense	278,907	144,842
Amortization of debt discount	263,302	170,111
Depreciation and amortization expense	53,560	50,405
Changes in operating assets and liabilities:
Accounts receivable	95,285	(80,500)
Inventory	(248,334)	-
Prepaid expenses and other current assets	(9,009)	33,884
Accounts payable	618,658	7,838
Accrued expenses and other current liabilities	(241,808)	165,219
Deferred revenue	-	92,500
Deferred rent	(1,256)	-
Net cash used in operating activities	(5,455,921)	(2,836,942)

Cash flows from investing activities:
Purchases of property and equipment	(50,841)	(13,500)
Deposits returned	-	46,581
Net cash provided by (used in) investing activities	(50,841)	33,081

Cash flows from financing activities:
Proceeds from issuance of preferred stock	13,428,062	1,446,086
Proceeds from issuance of venture debt, net of fees	-	125,000
Repayments of venture debt	(1,212,500)	-
Proceeds from loan payable	-	450,000
Offering costs	(1,591,271)	-
Net cash provided by financing activities	10,624,291	2,021,086

Net decrease in cash and cash equivalents	5,117,530	(782,774)
Cash and cash equivalents at beginning of period	1,767,841	2,021,777
Cash and cash equivalents at end of period	$6,885,371	$1,239,003

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-
Cash paid for interest	$172,577	$-

Supplemental disclosure of non-cash investing and financing activities:
Conversion of venture debt and accrued interest to preferred stock	$2,520,415	$-
Warrants issued with venture debt	$-	$527
Beneficial conversion feature on venture debt	$-	$31,777
Deferred offering costs charged to additional paid-in capital	$-	$129,791

See accompany notes, which are an integral part of these financial statements.

MISO ROBOTICS, INC.

NOTES TO FINANCIAL STATEMENTS

1.	NATURE OF OPERATIONS

Miso Robotics, Inc. (the “Company”) was incorporated on June 20, 2016 as Super Volcano, Inc. under the laws of the State of Delaware. The Company changed its name to Miso Robotics, Inc. on October  3, 2016. The Company develops and manufactures artificial intelligence-driven robots that assist chefs to make food at restaurants. The Company is headquartered in Pasadena, California.

2.	GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt and the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained net losses of $6,265,226 and $3,421,240 for the six months ended June 30, 2021 and 2020, respectively, and has incurred negative cash flows from operations for the six months ended June 30, 2021 and 2020. As of June 30, 2021, the Company had an accumulated deficit of $32,606,458. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company’s fiscal year is December 31.

Use of Estimates

The preparation of the Company’s financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, the valuations of common stock and stock options. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At June 30, 2021 and December 31, 2020, all of the Company's cash and cash equivalents were held at one accredited financial institution. As of June 30, 2021 and December 31, 2020, the Company had cash of $6,635,371 and $1,517,841, respectively, in excess of federally insured limits.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

MISO ROBOTICS, INC.

NOTES TO FINANCIAL STATEMENTS

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•	Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

•	Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company’s assets and liabilities approximate their fair values.

Accounts Receivable

Accounts receivable are derived from products and services delivered to customers and are stated at their net realizable value. Each month, the Company reviews its receivables on a customer-by-customer basis and evaluates whether an allowance for doubtful accounts is necessary based on any known or perceived collection issues. Any balances that are eventually deemed uncollectible are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of December 31, 2020, the Company had an allowance for doubtful accounts of $63,491.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the specific identification cost method. As of June 30, 2021 and December 31, 2020, inventory consisted of robotic raw materials purchased from the Company’s suppliers. Management reviews its inventory for obsolescence and impairment as it is determined necessary.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expense is recognized using the straight-line method over the estimated useful life of each asset, as follows:

Estimated Useful Life
Computer equipment and software	2 - 3 years
Kitchen equipment	5 years
Furniture and fixtures	5 years
Leasehold improvements	Shorter of lease term or 5 years

Estimated useful lives are periodically assessed to determine if changes are appropriate. Maintenance and repairs are charged to expense as incurred. When assets are retired or otherwise disposed of, the cost of these assets and related accumulated depreciation or amortization are eliminated from the balance sheet and any resulting gains or losses are included in the statement of operations loss in the period of disposal.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. The Company did not record any impairment losses on long-lived assets during the six months ended June 30, 2021 and 2020.

MISO ROBOTICS, INC.

NOTES TO FINANCIAL STATEMENTS

Revenue Recognition

The Company adopted ASU 2014-09, Revenue from Contracts with Customers, and its related amendments (collectively known as “ASC 606”), effective January 1, 2019 using the modified retrospective transition approach applied to all contracts. Therefore, the reported results for the six months ended June 30, 2021 and 2020 reflect the application of ASC 606. Management determined that there were no retroactive adjustments necessary to revenue recognition upon the adoption of the ASU 2014-09. The Company determines revenue recognition through the following steps:

•	Identification of a contract with a customer;

•	Identification of the performance obligations in the contract;

•	Determination of the transaction price;

•	Allocation of the transaction price to the performance obligations in the contract; and

•	Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

The Company derives its revenue from hardware and software usage of its installed units as well as consulting services. Sales tax is collected on sales in California and these taxes are recorded as a liability until remitted.

Hardware

Each product sold to a customer typically represents a distinct performance obligation. The Company satisfies its performance obligation and revenue is recorded at the point in time when products are installed as the Company has determined that this is the point that control transfers to the customer. The Company invoices customers upon delivery of the products, and payments from such customers are due upon invoicing. Orders or set-up fees that have been paid but performance obligations have not been met are recorded to deferred revenue.

Software

Software as a service (SaaS) and usage fees are recognized as revenue as the performance obligation is satisfied over time. Revenue is recognized monthly over the life of the contract. Service fees that have been invoiced or paid but performance obligations have not been met are recorded to deferred revenue.

Consulting

Consulting services are recognized at the point in time when the performance obligation has been completed.

Disaggregation of Revenue

The following table presents the Company's revenue disaggregated by revenue source:

	Six Months Ended
	June 30,
	2021	2020

	(unaudited)
Consulting and services	$-	$72,500
Software and usage fees	-	3,000
	$-	$75,500

Significant Judgements

The Company estimates warranty claims reserves based on historical results and research and determined that a warranty reserve was not necessary as of June 30, 2021 and December 31, 2020.

MISO ROBOTICS, INC.

NOTES TO FINANCIAL STATEMENTS

Contract Balances

The Company invoices customers based upon contractual billing schedules, and accounts receivable are recorded when the right to consideration becomes unconditional. Contract liabilities represent a set-up fee prepayment received from a customer in advance of performance obligations met.

As of June 30, 2021 and December 31, 2020, accounts receivable included $0 and 45,285 in unbilled receivables, respectively.

Cost of Sales

Cost of sales consists primarily of inventory sold, parts used in building machines for sale, tooling and supplies, depreciation of certain equipment, allocations of facility costs, and allocations of personnel time in assembly, installation, and servicing.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the six months ended June 30, 2021 and 2020 amounted to approximately $9,210,000 and $571,000, respectively, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company’s products are expensed as incurred.

Concentrations

During the six months ended June 30, 2020, approximately 70% of the revenues were derived from a single, non-recurring agreement.

As of December 31, 2020, two customers accounted for 52% and 48% of the Company’s accounts receivable.

The Company is dependent on third-party vendors to supply inventory and products for research and development activities and parts for building products. In particular, the Company relies and expects to continue to rely on a small number of vendors. The loss of one of these vendors may have a negative short-term impact on the Company’s operations; however, the Company believes there are acceptable substitute vendors that can be utilized longer-term.

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Accounting for Preferred Stock

ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity (including equity shares issued by consolidated entities) classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity.

MISO ROBOTICS, INC.

NOTES TO FINANCIAL STATEMENTS

Management is required to determine the presentation for the preferred stock as a result of the redemption and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, liability accounting is not required by the Company. The Company has presented preferred stock within stockholders' equity.

Costs incurred directly for the issuance of the preferred stock are recorded as a reduction of gross proceeds received by the Company, resulting in a discount to the preferred stock. The discount is not amortized.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed.

Stock-Based Compensation

The Company measures all stock-based awards granted to employees and directors based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. The Company issues stock-based awards with only service-based vesting conditions and records the expense for these awards using the straight-line method. The Company has not issued any stock-based awards with performance-based vesting conditions.

For stock-based awards granted to non-employee consultants, compensation expense is recognized over the period during which services are rendered by such non-employee consultants until completed. At the end of each financial reporting period prior to completion of the service, the fair value of these awards is remeasured using the then-current fair value of the Company’s common stock and updated assumption inputs in the Black-Scholes option-pricing model.

The Company classifies stock-based compensation expense in its statement of operations in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

MISO ROBOTICS, INC.

NOTES TO FINANCIAL STATEMENTS

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of June 30, 2021 and 2020, diluted net loss per share is the same as basic net loss per share for each year. Potentially dilutive items outstanding as of June 30, 2021 and 2020 are as follows:

Anti-Dilutive Effect	Six Months Ended
	June 30,
	2021	2020

	(unaudited)
Series A Preferred Stock (convertible to common stock)	769,784	769,784
Series B Preferred Stock (convertible to common stock)	997,616	997,616
Series C Preferred Stock (convertible to common stock)	1,518,231	103,811
Series D Preferred Stock (convertible to common stock)	1,573	-
Venture debt*	-	196,300
Common stock warrants	367,739	273,919
Options to purchase common stock	884,945	419,570
Total potentially dilutive shares	4,539,888	2,761,000

* Represents number of shares of Series C preferred stock that the venture debt, less what was repaid in cash, was converted into in 2021.

Recently Adopted Accounting Pronouncements

In August 2020, the FASB issued Accounting Standards Update (“ASU”) 2020-06, which simplifies the guidance on the issuer’s accounting for convertible debt instruments by removing the separation models for convertible debt with a cash conversion feature and convertible instruments with a beneficial conversion feature. As a result, entities will not separately present in equity an embedded conversion feature in such debt and will account for a convertible debt instrument wholly as debt, unless certain other conditions are met. The elimination of these models will reduce reported interest expense and increase reported net income for entities that have issued a convertible instrument that is within the scope of ASU 2020-06. ASU 2020-06 is applicable for fiscal years beginning after December 15, 2021, with early adoption permitted no earlier than fiscal years beginning after December 15, 2020. The Company has elected to early adopt this ASU and the adoption of this ASU did not have a material impact on the Company’s consolidated financial statements and related disclosures.

In February 2016, the Financial Accounting Standards Board (“FASB”) issued AU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company is currently evaluating the impact on its financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) and has issued subsequent amendments to this guidance. This new standard will replace all current guidance on this topic and eliminate all industry-specific guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The guidance is effective for interim and annual periods beginning after December 31, 2018. The standard may be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company has adopted this standard effective January 1, 2019.

MISO ROBOTICS, INC.

NOTES TO FINANCIAL STATEMENTS

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

Property and Equipment, Net
	June 30,	December 31,
	2021	2020
	(unaudited)
Computer equipment and software	$181,978	$137,914
Kitchen and lab equipment	120,533	120,533
Furniture and fixtures	41,740	34,962
Leasehold improvements	184,536	184,536
	528,787	477,945
Less: Accumulated depreciation	(326,346)	(272,785)
	$202,441	$205,160

Depreciation and amortization expense of $53,560 and $50,405 for the six months ended June 30, 2021 and 2020, respectively, were included in general and administrative expenses in the statements of operations.

5.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

Accrued Expense

	June 30,	December 31,
	2021	2020
	(unaudited)
Accrued personnel costs	$127,376	$129,497
Accrued legal and professional fees	22,600	166,687
Accrued interest payable	-	328,830
	$149,976	$625,014

6.	DEBT

Venture Debt

In September 2019, the Company issued six senior secured promissory notes (the “2019 Notes”) for an aggregate principal amount of $2,744,667. In 2020, the Company received an additional $889,982 (collectively the “Notes”) in proceeds from three additional notes with the same terms. Upon a vote of the majority in principal amount, the Notes are subject to automatic conversion upon an equity financing of common or preferred stock of proceeds of $2,000,000. Upon the future equity financing, the outstanding principal and any unpaid accrued interest shall automatically convert at a conversion price of 80% of the lowest price per share of the equity securities sold in the future equity financing. The noteholders may elect to convert the principal and any unpaid accrued interest at any time into the type of equity securities issued in the Company’s most recently completed equity financing of proceeds of $2,000,000. The noteholders may convert the principal and unpaid accrued interest at a conversion price of 80% of the price per share of the equity securities sold in the completed equity financing. Prepayments are allowed, subject to various provisions, including an initial minimum payment amount of $500,000 and additional increments of $100,000. Upon the occurrence of an event of default, the Notes shall accrue interest at 13% per annum. The Notes are senior to all other debts and obligations of the Company, is collateralized by all assets of the Company. In conjunction with the Notes, the Company incurred fees of $6,703, which were recorded as a discount to the Notes and are amortized under the effective interest method to interest expense over the life of the Notes.

MISO ROBOTICS, INC.

NOTES TO FINANCIAL STATEMENTS

The Company recognized a beneficial conversion feature with respect to the voluntary conversion rights of the noteholders. The beneficial conversion feature was initially valued at a fair value of $697,749 for the 2019 Notes and $346,463 for the 2020 Notes, and is recorded as a discount to the note payable balance that is being amortized under the effective interest method over the life of the notes.

In April 2021, the Company converted principal of $2,422,148 and accrued interest of $272,709 of venture debt to Series C Preferred Stock at a per share price of $13.728, a 20% discount to the offering per share price of $17.16, into 196,300 shares of Series C Preferred Stock. In March and May 2021, the Company paid back $1,394,256.95, comprised of principal of $1,212,500 and interest of $181,756.95 to two parties. In connection with the conversions and repayments, the Company amortized the remaining $223,823 of unamortized debt discount (see above and below).

The Notes bear interest at 10% per annum and incurred interest expense of $125,636 and $310,128 for the six months ended June 30, 2021 and 2020, respectively.

In connection with the Notes, the Company also granted to the holders warrants to purchase common stock equal to the principal amount of the Notes divided by the warrant exercise price. As of June 30, 2021 and December 31, 2020, there were an aggregate of 362,739 shares of common stock outstanding, which were issued to the noteholders with an exercise price of $10.02 per share, expiring after 10 years. As discussed in Note 8, these warrants were valued at $11,582 for the 2019 Notes and $123,968 for the 2020 Notes, and is recorded as a discount to the note payable balance that are being amortized under the effective interest method over the life of the notes.

PPP Loan

In April 2020, the Company entered into a loan with a lender in an aggregate principal amount of $450,000 pursuant to the Paycheck Protection Program (“PPP”) under the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The PPP Loan is evidenced by a promissory note (“ PPP Loan”). Subject to the terms of the Note, the PPP Loan bears interest at a fixed rate of one percent (1%) per annum, with the first six months of interest deferred, has an initial term of two years, and is unsecured and guaranteed by the Small Business Administration. The Company may apply to the Lender for forgiveness of the PPP Loan, with the amount which may be forgiven equal to the sum of payroll costs, covered rent, and covered utility payments incurred by the Company during the applicable forgiveness period, calculated in accordance with the terms of the CARES Act. The Note provides for customary events of default including, among other things, cross-defaults on any other loan with the lender. The PPP Loan may be accelerated upon the occurrence of an event of default. The loan proceeds were used for payroll and other covered payments; the note was formally forgiven in August 2021.

7.	STOCKHOLDERS’ EQUITY (DEFICIT)

Convertible Preferred Stock

The Company has issued Series A, Series B, Series C and Series D convertible preferred stock (collectively referred to as “Preferred Stock”). As of June 30, 2021, the Company's certificate of incorporation, as amended and restated, authorized the Company to issue a total of 4,222,116 shares of Preferred Stock, of which 769,784 shares were designated as Series A preferred stock, 997,616 shares were designated as Series B preferred stock, 1,748,252 shares were designated as Series C preferred stock and 706,464 shares designated as Series D preferred stock. The Preferred Stock have a par value of $0.0001 per share.

In 2021, the Company completed its Regulation A+ offering and issued 342,063 shares of Series C preferred stock at a price of $17.16 per share for gross proceeds of $5,869,835, including additional proceeds of $7,469,164 which was included as a subscription receivable at December 31, 2020. In the six months ended June 30, 2020, the Company issued 103,811 shares of Series C preferred stock for net proceeds of $1,446,086.

In 2021, the Company initiated a Regulation A+ offering and issued 1,573 shares of Series D preferred stock at a price at a price of $56.62 per share for gross proceeds of $89,063.

In April 2021, the Company converted principal of $2,422,148 and accrued interest of $272,709 of venture debt to Series C Preferred Stock at a per share price of $13.728, a 20% discount to the offering per share price of $17.16, into 196,300 shares of Series C Preferred Stock.

MISO ROBOTICS, INC.

NOTES TO FINANCIAL STATEMENTS

The holders of the Preferred Stock have the following rights and preferences:

Voting

The holders of Preferred Stock are entitled to vote, together with the holders of common stock as a single class, on all matters submitted to stockholders for a vote and have the right to vote the number of shares equal to the number of shares of common stock into which each share of Preferred Stock could convert on the record date for determination of stockholders entitled to vote.

The holders of Series B preferred stock, voting exclusively and as a separate class, are entitled to elect one director of the Company. The holders of Series A preferred stock, voting exclusively and as a separate class, are entitled to elect one director of the Company.

Dividends

The Company shall not declare, pay or set aside any dividends on shares of other classes of capital stock unless the holders of Preferred Stock then outstanding shall first receive, or simultaneously receive, on a pari passu basis, a dividend on each outstanding share of Preferred Stock.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, the Series C and Series B stockholders shall be entitled to a liquidation preference equal to the greater of (i) the Original Issue Price, plus any dividends declared but unpaid, or (ii) such amount per share as would have been payable had all shares of preferred stock been converted into common stock. Upon this completion, the Series A  stockholders will then be entitled to a liquidation preference in the same manner. After the payment of all preferential amounts to preferred stockholders, the remaining assets available for distribution shall be distributed among common stockholders on a pro-rata basis. The liquidation preference per share for Series A, Series B, Series C and Series D preferred stock are $4.1108, $10.0744, $17.16 and $56.62, respectively.

Conversion

Each share of Preferred Stock is convertible into common stock, at the option of the holder, at any time after the date of issuance. In addition, each share of Preferred Stock will be automatically converted into shares of common stock at the applicable conversion ratio then in effect (i) upon the closing of a firm-commitment public offering resulting in at least $80,000,000 of gross proceeds to the Company at a price of at least $68.64 per share of common stock, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization, or (ii) upon the written consent of the holders of a majority of the then-outstanding shares of Preferred Stock, voting together as a single class.

The conversion ratio of each series of Preferred Stock is determined by dividing the Original Issue Price of each series by the Conversion Price of each series. The Conversion Price per share is $4.1108 for Series A preferred stock, $10.0239 for Series B preferred stock, $17.16 for Series C preferred stock and $56.62 for Series D preferred stock, each subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization. Accordingly, as of June 30, 2021 and December 31, 2020, each share of each series of Preferred Stock was convertible into shares of common stock on a one-for-one basis.

Common Stock

The Company authorized 7,000,000 shares of common stock at $0.0001 par value as of June 30, 2021. As of both June 30, 2021 and December 31, 2020, there were 1,732,085 shares of common stock issued and outstanding.

Common stockholders have voting rights of one vote per share and are entitled to elect one director of the Company. The voting, dividend, and liquidation rights of the holders of common stock are subject to and qualified by the rights, powers, and preferences of preferred stockholders.

MISO ROBOTICS, INC.

NOTES TO FINANCIAL STATEMENTS

8.	STOCK-BASED PAYMENTS

Common Stock Warrants

In connection with the Notes (see Note 6), the Company granted to the holders warrants to purchase common stock equal to the principal amount of the Notes divided by the warrant exercise price. As of June 30, 2021 and December 31, 2020, warrants for an aggregate of 362,739 shares of common stock were issued to the noteholders with an exercise price of $10.02 per share, expiring after 10 years. The fair value of the warrants was calculated under the Black-Scholes method, which was recorded as a discount to the Notes and is being recognized under the effective interest method over the life of the Notes.

In September 2020, the Company granted 5,000 warrants to purchase common stock for services.

Super Volcano, Inc. 2016 Stock Plan

The Company has adopted the Super Volcano, Inc. 2016 Stock Plan (“2016 Plan”), as amended and restated, which provides for the grant of shares of stock options and restricted stock awards to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2016 Plan was 466,406 shares as of June 30, 2021. The option exercise price generally may not be less than the underlying stock’s fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the 2016 Plan’s inception. As of June 30, 2021, there were 151,000 shares available for grant under the 2016 Plan. Stock options granted under the 2016 Plan typically vest over a four-year period.

Miso Robotics, Inc. 2017 Stock Plan

The Company has adopted the Miso Robotics, Inc. 2017 Stock Plan (“2017 Plan”), as amended and restated, which provides for the grant of shares of stock options and restricted stock awards to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2017 Plan was 735,848 shares as of June 30, 2021. The option exercise price generally may not be less than the underlying stock’s fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options and restricted common stock comprise all of the awards granted since the 2017 Plan’s inception. As of June 30, 2021, there were 6,034 shares available for grant under the 2017 Plan. Stock options granted under the 2017 Plan typically vest over a four-year period.

A summary of information related to stock options for the six months ended June 30, 2021 is as follows:

	Options	Weighted Average Exercise Price	Intrinsic Value
Outstanding as of December 31, 2020	678,673	$5.54	$659,781
Granted	271,041	6.13
Exercised	-	-
Forfeited	(64,769)	10.02
Outstanding as of June 30, 2021 (unaudited)	884,945	$6.15	$1,005,355

Exercisable as of June 30, 2021 (unaudited)	623,817	$4.20	$1,662,467

As of June 30, 2021, the weighted average time to expiration for outstanding options was 8.7 years.

MISO ROBOTICS, INC.

NOTES TO FINANCIAL STATEMENTS

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted to employees and directors:

	Six Months Ended
	June 30,
	2021	2020
	(unaudited)
Risk-free interest rate	1.08%	1.44%
Expected term (in years)	6.08	6.08
Expected volatility	70.00%	44.43%
Expected dividend yield	0%	0%
Fair value per stock option	$3.83	$3.20

The total grant-date fair value of the options granted during the six months ended June 30, 2021 and 2020 was $1,051,653 and $105,030, respectively.

Stock-based compensation expense for stock options of $191,570 and $114,992 was recognized under FASB ASC 718 for the six months ended June 30, 2021 and 2020, respectively. Total unrecognized compensation cost related to non-vested stock option awards amounted to $1,815,851 as of June 30, 2021, and will be recognized over a weighted average period of 25 months as of June 30, 2021.

Restricted Common Stock

During the six months ended June 30, 2021 and 2020, the Company recorded stock-based compensation expense of $68,187 and $29,850 in the statements of operations, respectively.

Classification

Stock-based compensation expense was classified in the statements of operations as follows:

	Six Months Ended
	June 30,
	2021	2020
	(unaudited)
Research and development expenses	$48,482	$38,765
General and administrative expenses	230,425	106,077
	$278,907	$144,842

9.	RELATED PARTY TRANSACTIONS

In September 2019, the Company issued a promissory note to an entity with common management for a principal amount of $782,167. In conjunction with the note, the Company granted warrants to purchase 78,061 shares of common stock to the entity (see Note 6). In 2020, the Company issued additional notes to this entity for proceeds of $889,982 and grants warrants to purchase 88,821 shares of common stock. In April 2021, the Company converted these notes, and accrued interest, into shares of Series C Preferred Stock at a per share price of $13.728, a 20% discount to the offering per share price of $17.16. See Note 6.

As of June 30, 2021 and December 31, 2020, the Company had accounts payable of $31,184 and $128,716, respectively, to an entity with common management.

During the six months ended June 30, 2020, the Company incurred $82,700 in expenses to an entity with common management, of which $43,500 was included as cost of net revenue and $39,260 was included as research and development expenses in the statements of operations.

10.	COMMITMENTS AND CONTINGENCIES

Lease Agreements

In August 2017, the Company entered into an operating lease to sublease office space. The lease term commenced on December 1, 2017 and expires on May 31, 2023. The lease agreement requires base rent payments of $9,000 per month through May 31, 2019 with annual escalations of approximately 3%. The lease required a security deposit of $150,000.

MISO ROBOTICS, INC.

NOTES TO FINANCIAL STATEMENTS

In May 2018, the Company entered into an operating lease for office and lab space. The lease term commenced on June 1, 2018 and expired on May 31, 2020. The lease agreement required monthly base rent payments of $15,075 through May 31, 2019 and $15,527 for the year thereafter, plus operating costs estimated at $950 per month. The lease required a security deposit of $31,055 and advance rent payment of $46,581, which were returned in 2020.

In June 2018, the Company entered into an operating lease to lease kitchen facilities. The lease term commenced on June 1, 2018 and expired on May 31, 2020. The lease agreement required monthly base rent payments of $4,000 through May 31, 2019 and $4,120 for the year thereafter, plus operating costs of $500 per month.

Rent expense for the six months ended June 30, 2021 and 2020 was $90,298 and $256,424, respectively.

Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

11.	SUBSEQUENT EVENTS

Through the issuance date, the Company has received approximately $5,00,000 in gross proceeds from the issuance of Series D preferred stock.

Management has evaluated subsequent events through September 28, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

INDEX TO EXHIBITS

2.1 Fourth Amended and Restated Certificate of Incorporation(1)

2.2 Fifth Amended and Restated Certificate of Incorporation(2)

2.3 Bylaws(3)

2.4 Sixth Amended and Restated Certificate of Incorporation(4)

3.3 Form of Promissory Note(5)

3.4 Form of Warrant(6)

4.1 Form of Series C Subscription Agreement(7)

4.2 Form of Series D Subscription Agreement(8)

6.1 Note Purchase Agreement (9)

6.2 Promotion & Pricing Agreement with CaliBurger(10)

6.3 Rise of Miso, LLC Promissory Note(11)

6.4 Future VC SPV, LLC Promissory Note(12)

8 Form of escrow agreement with The Bryn Mawr Trust Company(13)

11.1 Consent of Independent Auditor(14)

11.2 Consent of Levy Restaurants(15)

11.3 Consent of CaliBurger(16)

(1) Filed as an exhibit to the Miso Robotics, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11112) and incorporated herein by reference.

(2) Filed as an exhibit to the Miso Robotics, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11112) and incorporated herein by reference.

(3) Filed as an exhibit to the Miso Robotics, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11112) and incorporated herein by reference.

(4) Filed as an exhibit to the Miso Robotics, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11112) and incorporated herein by reference.

(5) Filed as an exhibit to the Miso Robotics, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11112) and incorporated herein by reference.

(6) Filed as an exhibit to the Miso Robotics, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11112) and incorporated herein by reference.

(7) Filed as an exhibit to the Miso Robotics, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11112) and incorporated herein by reference.

(8) Filed as an exhibit to the Miso Robotics, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11112) and incorporated herein by reference.

(9) Filed as an exhibit to the Miso Robotics, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11112) and incorporated herein by reference.

(10) Filed as an exhibit to the Miso Robotics, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11112) and incorporated herein by reference.

(11) Filed as an exhibit to the Miso Robotics, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11112) and incorporated herein by reference.

(12) Filed as an exhibit to the Miso Robotics, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11112) and incorporated herein by reference.

(13) Filed as an exhibit to the Miso Robotics, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11112) and incorporated herein by reference.

(14) Filed as an exhibit to the Miso Robotics, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11112) and incorporated herein by reference.

(15) Filed as an exhibit to the Miso Robotics, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11112) and incorporated herein by reference.

(16) Filed as an exhibit to the Miso Robotics, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11112) and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Miso Robotics, Inc.

By	/s/ Kevin Morris
Kevin Morris, Chief Financial Officer, Principal Accounting Officer
Miso Robotics, Inc.
Date: September 28, 2021

The following persons in the capacities and on the dates indicated have signed this Offering Statement.

By	/s/ James Jordan
James Jordan, Director
Miso Robotics, Inc.
Date: September 28, 2021

By	/s/ Kevin Morris
Kevin Morris, Chief Financial Officer, Principal Accounting Officer
Miso Robotics, Inc.
Date: September 28, 2021

By	/s/ Michael Bell
Michael Bell, Chief Executive Officer
Miso Robotics, Inc.
Date: September 28, 2021